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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON DRILLS 1,633 G/T SILVER EQUIVALENT OVER 0.35 METRES AT SILVER CITY

Toronto, Ontario – February 9, 2022 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce results from its 2021 diamond drilling campaign and provide an update on the ongoing exploration program at the Silver City Project in Saxony, Germany.

Highlights

●	Step-out drilling intersected significant silver mineralization at four targets, with results including:

	○	1,633 g/t silver equivalent (“AgEq”) over 0.35 metres (1,470 g/t Ag, 0.2 g/t Au, 2.9% Pb and 2.1% Zn) within 257 g/t AgEq over 2.90 metres (232 g/t Ag, 0.4% Pb and 0.3% Zn) in SC21GVB020 at Peter Vein;
	○	1,296 g/t AgEq over 0.35 metres (1,260 g/t Ag, 0.2 g/t Au, 0.6% Pb and 0.3% Zn) within 592 g/t AgEq over 1.05 metres (508 g/t Ag, 0.1 g/t Au, 1.4% Pb and 1.2% Zn) in SC21GWO033 at Grauer Wolf;
	○	266 g/t AgEq over 0.65 metres (228 g/t Ag, 0.1 g/t Au, 0.7% Pb and 0.5 % Zn) within 169 g/t AgEq over 1.93 metres (137 g/t AgEq, 0.3% Pb and 0.6% Zn) in SC21GWO030 at Grauer Wolf; and
	○	383 g/t AgEq over 0.38 metres (7.0 g/t Ag and 5.0 g/t Au) in SC21REI027 at Reichenbach

●	24 diamond drill holes totaling 8,360 metres completed on the program to date, with 23 holes intersecting target structures, assays pending on four holes and an additional three holes to be drilled at Grauer Wolf in Q1 2022 to complete the 2021 program
●	Historical data review, structural and geological modelling, and soil sampling and prospecting is in progress on the Bräunsdorf license, with additional soil lines planned for the Oederan, Mohorn and Frauenstein licenses to be used to refine drill targets for the 2022 drilling program

“The results from our 2021 drill program confirmed the continuity of the structures intersected in the initial drilling at Silver City,” stated Jorge Ortega, Vice President Exploration. “Drilling at Grauer Wolf and Peter Vein returned high-grade results over a strike of 170 and 300 metres, respectively, with up to eight metre wide zones of hydrothermal alteration and stockwork. These are clear indicators of the potential of the system to host economic mineralization and our continuing goal is to identify broader zones of mineralization at the high grades we have encountered to date. We are also continuing to review the historical exploration and mining data and collect surface geochemical data ahead of our 2022 exploration drill program.”

Exploration Results

The following table shows highlighted intervals from the 2021 exploration drill program at Silver City with assays received to date:

	Interval		Interval(1)	Ag	Pb	Zn	Au	AgEq(2)
Hole ID	From	To	metres	g/t	%	%	g/t	g/t	Area
SC21BRD022	429.33	430.14	0.81	63	0.0	0.0	0.1	73	Bräunsdorf
and	443.78	444.16	0.38	42	0.2	0.2	0.5	87	Bräunsdorf
SC21GVB018	298.62	302.00	3.38	55	0.1	0.2	0.2	78	Peter Vein
including	299.82	300.60	0.78	89	0.2	0.2	0.4	130	Peter Vein
SC21GVB020	333.20	336.10	2.90	232	0.4	0.3	0.0	257	Peter Vein
including	334.56	334.91	0.35	1,470	2.9	2.1	0.2	1,633	Peter Vein
SC21GWO030	269.75	271.60	1.85	100	0.2	0.4	0.1	127	Grauer Wolf
including	271.25	271.60	0.35	440	1.1	1.7	0.4	560	Grauer Wolf
and	284.00	288.00	4.00	44	0.0	0.1	0.0	49	Grauer Wolf
including	287.52	288.00	0.48	110	0.1	0.2	0.0	119	Grauer Wolf
and	293.10	295.03	1.93	137	0.3	0.6	0.0	169	Grauer Wolf
including	293.10	293.75	0.65	228	0.7	0.5	0.1	266	Grauer Wolf
SC21GWO031	255.42	256.31	0.89	128	0.2	1.5	0.1	189	Grauer Wolf
SC21GWO033	146.95	148.00	1.05	508	1.4	1.2	0.1	592	Grauer Wolf
including	146.95	147.30	0.35	1,260	0.6	0.3	0.2	1,296	Grauer Wolf
SC21REI027	162.62	163.00	0.38	7	0.0	0.0	5.0	383	Reichenbach
SC21REI028	60.00	61.20	1.20	66	0.0	0.0	0.2	83	Reichenbach

(1)	All intersections reported as core length. Additional drilling on the targets is required to determine true width.
(2)	AgEq calculated using $1,800 Au/oz, $24.00 Ag/oz, $0.90 Pb/lb and $1.20 Zn/lb with 100% metallurgical recovery.

Including Munzig, mineralization has now been encountered over 24 kilometres along strike.

Modelling of the structural data at Grauer Wolf indicated the presence of five mineralized structures, with the Erwachte Hoffnung and Albert veins hosting high-grade mineralization consisting of up to eight metre wide zones of strong sericitic alteration with stockwork and massive epithermal quartz veins hosting blebby base metal sulphides and silver sulfosalts. Additionally, three step-out holes at Grauer Wolf are scheduled to be completed in Q1 2022 and will test mineralization 420 metres along strike and 225 metres vertically.

Subject to annual permitting requirements and with final metre numbers still being finalized, the currently proposed 2022 drilling program at Silver City will include step-out drilling at Grauer Wolf, Peter Vein and Reichenbach and follow up drilling on the known mineralized structures on the Oederan, Mohorn and Frauenstein licenses, which were added to the project in 2021.

In preparation for the 2022 drill program, Excellon has completed four orientational soil lines over the Peter Vein target to evaluate the surface geochemical signature of mineralization and assess the effectiveness of various analytical techniques. Four additional lines were completed over Grauer Wolf target area. Two soil sampling lines at Hartha target area are currently in progress, with further eight lines to follow up on the historically mined veins and geophysical anomalies on the Oederan, Mohorn and Frauenstein licenses, which is scheduled to be completed in Q2 2022.

The Silver City Project was mined for high-grade silver from the 11th until the late 19th century, when Germany left the silver standard in 1873 and the gold:silver ratio collapsed. Historical records from the project indicate high-grade silver production over substantial widths throughout the district. Excellon has embarked on the first modern day exploration program focused on precious metals. An overview of the past, present and future on the Silver City Project is available in the following film series:

●	Berggeschrey: The Saxony Silver Rush: https://youtu.be/Dsr1eBr0urg
●	The Search for Saxony’s Forgotten Silver: https://youtu.be/resk-b41nL4
●	Resourcing Germany’s Future: https://youtu.be/joXiscCw3po

Excellon holds an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX: GMX) (OTCQX: GLBXF) and (FRA: G1MN).

EXCELLON
RESOURCES
Saxony
Dresden
Freiberg
N
Grauer Wolf
SC21GWO030
1.9 m @ 127 g/t AgEq
including
0.4 m @ 560 g/t AgEq
and
4.0 m @ 49 g/t AgEq
including
0.5 m @ 119 g/t AgEq
and
1.9 m @ 169 g/t AgEq
including
0.4 m @ 270 g/t AgEq
SC21GWO031
0.9 m @ 189 g/t AgEq
SC21GWO033
1.1 m @ 592 g/t AgEq
including
0.4 m @ 1,296 g/t AgEq
SC20GWO012*
1.20 m @ 331 g/t AgEq
and
8.1 m @ 194 g/t AgEq
Munzig
BRÄUNSDORF
License
Emanuel
Trinity
Reichenbach
SC21REI027
0.4 m @ 383 g/t AgEq
SC21REI028
1.2 m @ 83 g/t AgEq
AGBR1020*
1.90 m @ 191 g/t AgEq
Mohorn
License
Langhennersdorf
Fortuna A
Bräunsdorf
SC21BRD022
0.8 m @ 73 g/t AgEq
and
0.4 m @ 87 g/t AgEq
AGBR0120*
2.05 m @ 101 g/t AgEq
Siegfried
Hartha
Oederan
License
Volcanic/schist
contact
Schist/gneiss
contact
Peter Vein
SC21GVB018
3.4 m @ 78 g/t AgEq
including
0.8 m @ 130 g/t AgEq
SC21GVB020
2.9 m @ 257 g/t AgEq
including
0.4 m @ 1,633 g/t AgEq
AGBR05A20*
2.30 m @ 231 g/t AgEq
0
10,000
meters
Silver City Project
Bräunsdorf
Historical mine
2021 Drillhole
2020 Drillhole
Soils - completed
Soils - ongoing
Soils - planned
* Previously released results
precisely

MINERALIZATION & TEXTURES

Analogous to other world-class districts

GRAUER WOLF – SC21GWO033

1.1 m @ 592 g/t AgEq, including
0.4 m @ 1,296 g/t AgEq

Massive, fine-grained epithermal quartz hosting disseminated sphalerite and silver sulfosalts incl. pyrargyrite

PETER VEIN – SC21GVB020

2.9 m @ 257 g/t AgEq, including 0.4 m @ 1,633 g/t AgEq

Graphitic schist hosting a massive sulfide vein comprising sphalerite and galena. Breccia texture reveals a late-stage hydrothermal overprint precipitating quartz and rhodochrosite.

GRAUER WOLF – SC21GWO030

1.9 m @ 169 g/t AgEq, including 0.4 m @ 270 g/t AgEq

Massive lattice-bladed carbonate vein with altered amphibolite hosting fine-grained disseminated sphalerite.

GRAUER WOLF – SC21GWO030

1.9 m @ 127 g/t AgEq, including 0.4 m @ 560 g/t AgEq

Strongly altered amphibolite hosting a epithermal quartz vein with semi-massive sphalerite and galena.

2

MINERALIZATION & TEXTURES

Analogous to other world-class districts

BRÄUNSDORF – AGBR01-20

2.05 m @ 101 g/t AgEq, including
0.35 m @ 319 g/t AgEq

Brecciated and altered schist hosting a quartz-carbonate stockwork with silver sulfosalts incl. pyrargyrite

PETER VEIN – AGBR05A-20

2.30 m @ 231 g/t AgEq, including
0.45 m @ 1,042 g/t AgEq

Quartz-carbonate vein hosting a disseminated to semi-massive polymetallic sulfide mineralization. Native silver and sulfosalts are intergrown with Ag-rich galena and sphalerite

GRAUER WOLF – SC20GWO012

8.1 m @ 194 g/t AgEq, including 1.3 m @ 1,043 g/t AgEq

Altered dolerite hosting epithermal quartz veins. Vein selvages are composed of sphalerite and galena with interstital silver minerals

REICHENBACH – AGBR10-20

1.90 m @ 191 g/t AgEq, including 0.71 m @ 505 g/t AgEq

Strongly altered mafic tuff hosting a hydrothermal quartz breccia with disseminated silver mineralization with visible silver sulfosalts

3

EXCELLON RESOURCES

Technical Information and Quality Control

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Silver City core samples are prepared and assayed by ALS Global Loughrea, Ireland. The lab is accredited to ISO/IEC 17025:2017. Assay turnarounds have been impacted recently by supply and labour shortages related to COVID-19. The Company has a comprehensive QA/QC program, supervised by an independent Qualified Person.

The sampling of, and assay data from, the core sampling and reporting is monitored through a quality assurance and quality control (QAQC) program designed according to best industry practice. Samples from HQ and NQ sized drill core are selected by Excellon geologists and cut into halves at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.35 to 1.2 metres in length with samples being selected to honour geological contacts. Samples are labeled and packed into sealed plastic bags which are grouped into larger fiber bags for shipping. A formal chain-of-custody procedure is in place for security of samples from project to laboratory.

Samples are shipped to ALS Laboratories in Loughrea, Ireland. Samples then undergo crushing to less than two millimetres followed by pulverizing a one kilogram split to better than 85% passing 75 microns. Homogenised sub-samples are then analyzed using fire assay (30g sample) for silver with a gravimetric finish and gold with an ICP-AES finish. High-grade gold results are re-analysed by fire assay (30g sample) with a gravimetric finish. Multi-element analysis of samples are performed after four acid digestion by ICP analysis for base metals and multi-element data.

Qualified Person

Mr. Jorge Ortega, P.Geo., Vice President Exploration, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information contained in this press release.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, a high-grade silver mine producing in Mexico since 2005; Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

Jorge Ortega, Vice President Exploration

(416) 364-1130

info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding mineral resources estimates, the future results of operations, performance and achievements of the Company, including potential strategic transactions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Cautionary Note to U.S. Investors: The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used on Excellon’s website and in its press releases are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company, or online at http://www.sec.gov/edgar.shtml.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date:	February 9, 2022	By:	/s/ Brendan Cahill
President and Chief Executive Officer